                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                           SCHEDULE 13D/A

                       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                            RULE 13d-2(a)

                                         (Amendment No. 2)1

                                     Hilb Rogal & Hobbs Company
                                          (Name of Issuer)

                                            Common Stock
                                   (Title of Class of Securities)

                                             431294107
                                           (CUSIP Number)

                                          Carole A. Masters
                                     The Phoenix Companies, Inc.
                                          One American Row
                                       Hartford, CT 06102-5056
                                           (860) 403-5538
                            (Name, Address and Telephone Number of Person
                          Authorized to Receive Notices and Communications)

                                          November 14, 2005
                       (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                   (Continued on following pages)

_______________

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

_____________________________________________

CUSIP No. 431294107
_____________________________________________

____________________________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         a.  The Phoenix Companies, Inc. ("PNX")
             Tax Identification Number: 06-1599088
         b.  Phoenix Life Insurance Company ("PLIC")
             Tax Identification Number: 06-0493340
         c.  PM Holdings, Inc. ("PMH")
             Tax Identification Number: 06-1065485
____________________________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) |_|
                (b) |_|
____________________________________________________________________________________________________

  3      SEC USE ONLY

____________________________________________________________________________________________________

  4      SOURCE OF FUNDS
             Not applicable.
____________________________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)  |_|
____________________________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         a.  PNX - Delaware
         b.  PLIC - New York
         c.  PMH - Connecticut
____________________________________________________________________________________________________

                                                                 PNX        PLIC      PMH
       NUMBER OF              7    SOLE VOTING POWER              0          0         0
         SHARES            _________________________________________________________________________
      BENEFICIALLY
        OWNED BY              8    SHARED VOTING POWER           5,850      5,850     5,850
          EACH             _________________________________________________________________________
       REPORTING
         PERSON               9    SOLE DISPOSITIVE POWER         0          0         0
          WITH             _________________________________________________________________________

                             10    SHARED DISPOSITIVE POWER      5,850      5,850     5,850
____________________________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         a.  PNX - 5,850 shares
         b.  PLIC - 5,850 shares
         c.  PMH - 5,850 shares

____________________________________________________________________________________________________

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     |_|

____________________________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         a.  PNX - less than 1%
         b.  PLIC - less than 1%
         c.  PMH - less than 1%
____________________________________________________________________________________________________

 14      TYPE OF REPORTING PERSON

         a.  PNX - HC, CO
         b.  PLIC - IC, CO
         c.  PMH - CO
____________________________________________________________________________________________________

         This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by the undersigned entities on May 5, 1999, and the Schedule 13D/A filed by the undersigned entities on
February 12, 2003 (the "Amended Statement")

         Item 4 of the Amended Statement is hereby amended and supplemented to include the following:

                  On November 14, 2005, in accordance with the terms of the
                  purchase contracts (CUSIP 71902E117, originally issued by The
                  Phoenix Companies, Inc. on November 13, 2002), The Phoenix
                  Companies, Inc. ("PNX") caused 3,622,500 shares of the common stock of Hilb Rogal & Hobbs Company ("HRH") to be
                  delivered to the holders of the purchase contracts. As a
                  consequence, PNX and its subsidiaries ceased to own any
                  interest in HRH, except for their interest in the 5,850 shares held by PHL Variable Insurance Company ("PHLVIC") a
                  wholly-owned subsidiary of PMH. PNX, PLIC and PMH share with
                  PHLVIC the power to direct the vote of those HRH shares held by PHLVIC. The power of PNX, PLIC and PMH to direct the vote of such shares is subject to the terms of the Amended and
                  Restated Voting and Standstill Agreement described in Item 6 below.

         Item 5 of the Amended Statement is amended and supplemented to include the following:

                  (e) PNX ceased to be the beneficial owner of more than five
                  (5) percent of the common stock of HRH on November 14, 2005.

                                             SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            THE PHOENIX COMPANIES, INC.

Dated: November 22, 2005                    By:  /s/ Carole A. Masters
                                        Its: Vice President

                                            PHOENIX LIFE INSURANCE COMPANY

Dated: November 22, 2005                    By:  /s/ Carole A. Masters
                                        Its: Vice President

                                            PM HOLDINGS, INC.

Dated: November 22, 2005                    By:  /s/ Carole A. Masters
                                        Its: Vice President